Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
September 14, 2016 and the Prospectus dated March 6, 2015
Registration Nos. 333-202586 and 333-202586-01

VENTAS REALTY, LIMITED PARTNERSHIP

Fully and unconditionally guaranteed by Ventas, Inc.

$450,000,000 3.250% Senior Notes due 2026

Issuer:	Ventas Realty, Limited Partnership

Guarantor:	Ventas, Inc.

Aggregate Principal Amount:	$450,000,000

Final Maturity Date:	October 15, 2026

Public Offering Price:	99.811% plus accrued interest, if any, from September 21, 2016

Coupon:	3.250%

Yield to Maturity:	3.272%

Benchmark Treasury:	1.500% due August 15, 2026

Benchmark Treasury Yield:	1.692%

Spread to Benchmark Treasury:	T+158 bps

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2017

Optional Redemption:

The redemption price for notes that are redeemed before July 15, 2026 will be equal to (i) 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to (but excluding) the date of redemption, plus (ii) a make-whole premium (T+25 bps). The redemption price for notes that are redeemed on or after July 15, 2026 will be equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to (but excluding) the date of redemption, and will not include a make-whole premium.

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC

Senior Co-Managers:	Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
MUFG Securities Americas Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
SMBC Nikko Securities America, Inc.

Junior Co-Managers:	Capital One Securities, Inc.
Fifth Third Securities, Inc.
BNP Paribas Securities Corp.
The Williams Capital Group, L.P.

CUSIP / ISIN:	92277G AJ6 / US92277GAJ67

Denominations:	$1,000 x $1,000

Trade Date:	September 14, 2016

Settlement Date:	September 21, 2016 (T+5)

Form of Offering:	SEC Registered (Registration No. 333-202586)

Ventas, Inc. and the issuer have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Ventas, Inc. and the issuer have filed with the SEC, including the prospectus supplement, for more complete information about Ventas, Inc., the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Ventas, Inc., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146 or by email at prospectus@citi.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; Credit Agricole Securities (USA) Inc., Attention: Debt Syndicate, 1301 Avenue of the Americas, New York, New York 10019, by telephone at 212-261-3678; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, New York 10010, by telephone at 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com.